SodaStream Announces Preliminary 2013 Results

Company to Participate in the 16th Annual ICR XChange Conference

AIRPORT CITY, Israel – January 13, 2014 – SodaStream International Ltd. (NASDAQ: SODA) today announced preliminary, unaudited results for the fiscal year ended December 31, 2013.

On a preliminary basis, based on the information currently available, for the fiscal year ended December 31, 2013, the Company expects:

•	Revenue to be approximately $562.0 million.
•	Adjusted net income to be approximately $52.5 million.
•	Net income to be approximately $41.5 million.

As the Company has not completed its year-end fiscal close and the audit of its 2013 financial statements is not complete, the revenue, adjusted net income and net income expectations presented in this press release are estimated and preliminary, and therefore, subject to year-end closing adjustments and may change.

“Despite achieving all-time record sales, we failed to deliver our profit targets and are disappointed in our fourth quarter performance,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “These preliminary results reflect a challenging holiday selling season in the U.S. and several factors, mostly from the second half of the quarter that negatively impacted our gross margin. These include lower sell-in prices and higher product costs, a shift in product mix versus plan, and unfavorable changes in foreign currency exchange rates. While we expect some of these headwinds to continue into the first half of 2014, we are moving quickly to implement the necessary measures to restore margins to historical levels in the coming year. We remain confident that despite this setback, we will continue to profitably expand our share of the global carbonated beverage category and are on the right path to meet our long-term goals.”

The Company also announced that the Company will participate at the 16th Annual ICR XChange Conference, presenting on Tuesday, January 14, 2014 at 11:00 am ET. A live webcast will be available at the investor relations section of SodaStream’s website, http://sodastream.investorroom.com. To listen to and view the webcast, please visit the site at least 15 minutes prior to the beginning of the scheduled presentation to register, download and install necessary multimedia streaming software. For those who cannot listen to the live broadcast, a replay will be accessible at the site for 30 days following the event.

About SodaStream

SodaStream is the world’s leading manufacturer and distributor of home beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world, including over 15,000 retail stores in the United States.  For more information, visit http://www.sodastream.com

To download SodaStream's IR app, with access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Contact:

Yonah Lloyd

Chief Corporate Development and Communications Officer

Phone: +972-3-976-2462

yonahl@sodastream.com

Forward Looking Statement

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our home beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our home beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being subject to fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.